UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

466096104
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd.
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 16th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 466096104	Page 2 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 542,599
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 542,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 466096104	Page 3 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 568,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 568,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 466096104	Page 4 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 568,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 568,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 5 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,029
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,029
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Diener
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 7 of 10 Pages

SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D, filed with the Securities and Exchange Commission on November 3, 2011, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.05 per share of J. Alexander’s Corporation, a Tennessee corporation (the “Company” or “Issuer”).  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. “Privet” refers to Privet Fund together with Privet Management.

The undersigned hereby amend and supplement the Schedule 13D as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 571,985 shares of Common Stock beneficially owned by the Reporting Persons is approximately $3,535,035, not including brokerage commissions, of which approximately $3,366,692 was funded with partnership funds of Privet Fund, $150,169 was funded with assets under separately managed accounts with Privet Management, and $18,174 was funded with personal assets of  Mr. Rosenzweig.  The participants may have effected purchases of the Company’s Shares through margin accounts maintained with prime brokers, who may have extended margin credit as and when requested to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such broker’s credit policies.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 14, 2012, the Reporting Persons delivered a letter to the Vice President, CFO and Secretary of the Company, R. Gregory Lewis (the “May Letter”) to be delivered to the independent directors of the Company, E. Townes Duncan, Brenda B. Rector, and Joseph N. Steakley (collectively, the “Independent Directors”).  In the May Letter, the Reporting Persons expressed their concerns regarding a discrepancy in the disclosure of executive compensation as filed in an amendment to the Company’s Form 10-K on April 30, 2012.  The Reporting Persons also voiced their concerns regarding the effectiveness of the Company’s disclosure controls and procedures.  A copy of the May Letter is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

SCHEDULE 13D

CUSIP No. 466096104	Page 8 of 10 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)  As of the date of this filing, the remaining Reporting Persons beneficially own 571,985 shares (the “Shares”), or approximately 9.5% of the outstanding Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Common Stock are calculated based on information included in the Form 10-K/A filed by the Company for the fiscal year ended January 1, 2012, which reported that 5,994,453 shares of Common Stock were outstanding as of April 27, 2012.

Item 7.  Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1	May Letter to the Independent Directors

SCHEDULE 13D

CUSIP No. 466096104	Page 9 of 10 Pages

 Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2012	PRIVET FUND LP

	By:	Privet Fund Management LLC,
Managing Partner

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

PRIVET FUND MANAGEMENT LLC

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

/s/ Ryan Levenson
Ryan Levenson

/s/ Ben Rosenzweig
Ben Rosenzweig

/s/ Todd Diener
Todd Diener

SCHEDULE 13D

CUSIP No. 466096104	Page 10 of 10 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

1.	Privet Fund LP

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1
5/9/2012	Purchase	10,000	$8.4379
5/10/2012	Purchase	10,000	$8.50
5/11/2012	Purchase	1,075	$8.50

1 Not including any brokerage fees.